Exhibit 16

US Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

Pursuant to the requirements of item 304 of Regulation SB, I state that I agree to the Registrant's statement as shown in item #4-"Changes in Registrant's Certifying Accountants" of Form 8-K/A to be filed with the Commission during January 2002.

My firm's independent auditor's reports for the initial interim period beginning June 2, 2000 to July 31, 2000 and also for the period beginning June 2, 2000 to December 31,2000 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to the uncertainty, audit scope or accounting principles.

There were no disagreements between the Registrant and my firm on any matter of accounting principles or practices, financial statement disclosures or audit scope or procedure.

/s/ Stan J.H. Lee, CPA /s/
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Stan J.H. Lee, CPA

Fort Lee, New Jersey
January 10, 2002